SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13G

                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)*


                                     Gehl Company
                                   (Name of Issuer)


                             Common Stock, $.10 par value
                            (Title of Class of Securities)


                                     368483 10 3
                                    (CUSIP Number)



            Check the following box if a fee is being paid with this
            statement   .  (A fee is not required only if the filing
            person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

            * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                           (Continued on following page(s))

            CUSIP NO.   368483 10 3

            Item 1(A).          Name of Issuer:

                                Gehl Company

            Item 1(b).          Address of Issuer's Principal Executive
                                Offices:

                                143 Water Street
                                West Bend, Wisconsin 53095

            Item 2(a).          Name of Person Filing:

                                John W. Gehl

            Item 2(b). Address of Principal Business Office or, if none, Residence:

                                143 Water Street
                                West Bend, Wisconsin 53095

            Item 2(c).          Citizenship:

                                United States

            Item 2(d).          Title of Class of Securities:

                                Common Stock, $.10 par value

            Item 2(e).          CUSIP Number:

                                368483 10 3

            Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                                Not Applicable

            Item 4.             Ownership.

                                (a)  Amount Beneficially Owned:  435,028
                                     shares; does not include 6,000 shares
                                     and 31,500 shares owned by Mr. Gehl's
                                     wife and adult children,
                                     respectively, of which beneficial
                                     ownership is disclaimed pursuant to
                                     Rule 13d-4.  The shares disclosed as
                                     beneficially owned include 14,374
                                     shares which Mr. Gehl currently has
                                     the right to acquire pursuant to the
                                     exercise of options under the Gehl
                                     Company 1987 Stock Option Plan.

                                (b)  Percent of Class:  7.0%

            CUSIP NO.   368483 10 3


                                (c)  Number of shares as to which such
                                     person has:

                                     (i)  sole power to vote or to direct
                                          the vote

                                          435,028 shares

                                     (ii) shared power to vote or to
                                          direct the vote

                                           -0-

                                     (iii)sole power to dispose or to
                                           direct the disposition of

                                          352,274 shares

                                     (iv) shared power to dispose or to
                                          direct the disposition of

                                          -0-

            Item 5.             Ownership of Five Percent or Less of a
                                Class.

                                Not Applicable

            Item 6. Ownership of More than Five Percent on Behalf of Another Person.

                                Of the 435,028 shares disclosed as
                                beneficially owned by Mr. Gehl, 82,754
                                shares are held by the Mark M. Gehl Family
                                Trust (the "Trust").  Mr. Gehl has sole
                                voting power but no dispositive power with respect to the shares held by the Trust. The Trust has the right to receive dividends from, and the proceeds from the sale of, the shares held thereunder.

            Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                                Not Applicable


            Item 8.             Identification and Classification of
                                Members of the Group.

                                Not Applicable

            Item 9.             Notice of Dissolution of Group.

                                Not Applicable

            Item 10.            Certification.

                                Not Applicable

                                      SIGNATURE

                      After reasonable inquiry and to the best of my
            knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



            February 6, 1996
            Date



            John W. Gehl
            John W. Gehl